UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2009

Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☑

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

99.1	Form 13-502 F1 filed March 2, 2009 disclosing Harvest’s Calculation of Capitalization and Participation Fee

99.2	CEO certification of annual filings of Harvest Energy Trust, dated March 2, 2009

99.3	CFO certification of annual filings of Harvest Energy Trust, dated March 2, 2009

99.4	Notice of meeting and record date pertaining to Harvest’s AGSM, dated March 6, 2009

99.5	CEO certification of annual filings of Harvest Energy Trust, dated March 27, 2009

99.6	CFO certification of annual filings of Harvest Energy Trust, dated March 27, 2009

99.7	News release issued March 27, 2009 announcing the filing of 2008 AIF and 40F

99.8	News release issued April 7, 2009 announcing the April 2009 distribution payable May 15, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009	HARVEST ENERGY TRUST (Registrant) By: /s/ John Zahary John Zahary President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	Form 13-502 F1 filed March 2, 2009 disclosing Harvest’s Calculation of Capitalization and Participation Fee

99.2	CEO certification of annual filings of Harvest Energy Trust, dated March 2, 2009

99.3	CFO certification of annual filings of Harvest Energy Trust, dated March 2, 2009

99.4	Notice of meeting and record date pertaining to Harvest’s AGSM, dated March 6, 2009

99.5	CEO certification of annual filings of Harvest Energy Trust, dated March 27, 2009

99.6	CFO certification of annual filings of Harvest Energy Trust, dated March 27, 2009

99.7	News release issued March 27, 2009 announcing the filing of 2008 AIF and 40F

99.8	News release issued April 7, 2009 announcing the April 2009 distribution payable May 15, 2009